February 22, 2012

Jim B. Rosenberg

Sasha Parikh

Gus Rodriguez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                                   Allos Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on March 3, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on November 3, 2011

File No. 000-29815

Ladies and Gentlemen:

In a letter dated January 18, 2012, Allos Therapeutics, Inc. (the “Company”) responded to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Quarterly Report”). On February 10, 2012, the Company received additional comments orally from the Staff (the “Additional Comments”).  The Company is pleased to respond to the Additional Comments.  The text below has been incorporated from the Comment Letter and the Additional Comments for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies

Research and development, page 63

2. Please provide us proposed disclosure to be included in future periodic reports describing those costs that are tracked at the target cancer indication level and that all other costs are charged at the overall drug program level and not by target cancer indication.  In addition, provide either quantitative or qualitative information by indication regarding the resources and steps to complete each indication and the amount spent by indication historically.

The Company respectfully proposes that the following revised disclosure (new text has emphasis added and deleted text struck compared to the 2010 Annual Report text) be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

~~We charge direct internal and external~~ “Our research and development expenses ~~to the respective development programs. In December 2002, we entered into a license agreement with Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute, as amended, under which we obtained exclusive worldwide rights to a portfolio of patents and patent applications related to FOLOTYN and its uses. From~~of $22.2 million, $31.4 million and $32.6 million for the years ended December 31, 2011, 2010 and 2009 were related to the FOLOTYN development program.  Since our in-licensing of FOLOTYN in December 2002 through December 31, ~~2010,~~2011, we have incurred direct external costs of approximately $~~71.3~~79.1 million associated with the development of FOLOTYN, including $~~65.5~~73.3 million related to research and development expenses for FOLOTYN and an additional $5.8 million related to the payment of a milestone ~~payment~~ as a result of the FDA’s approval to market FOLOTYN on September 24, 2009, which was capitalized as an intangible asset on our balance sheet.  ~~In addition, we incur~~Within the FOLOTYN development program, the only direct external costs that are tracked at the target cancer indication level relate to our clinical study costs.  All other costs are tracked for the FOLOTYN development program overall and not by the target cancer indication level. The direct external costs that we track at the target cancer indication level represent approximately 25% of our total research and development expenses. The remaining 75% of our total research and development expenses are indirect costs related to the FOLOTYN development program, which consist primarily of salaries ~~and~~, benefits and stock-based compensation for all clinical, regulatory affairs, biostatistical analysis and manufacturing personnel, consulting and professional fees, including costs associated with ~~filing~~ our ~~NDA and MAA~~regulatory filings for FOLOTYN, facilities costs and other internal-shared resources related to the development and maintenance of infrastructure, systems and processes.

The ~~research and development expenses of $31.4 million, $32.6 million and $30.6 million for the years ended December 31, 2010, 2009 and 2008 primarily relate to FOLOTYN development including all direct and indirect costs incurred in each of those years.~~following table summarizes the approximate percentage of direct external costs related to clinical studies that are tracked at the indication level for each of the three years ended December 31:

Target Cancer Indication	2011	2010	2009
Hematologic malignancies	75%	50%	30%
Solid tumors	25%	50%	70%

For 2012 and moving forward, we intend to continue prioritizing our resources on the development and commercialization of FOLOTYN for the treatment of PTCL, cutaneous T-cell lymphoma and other hematologic malignancies and expect substantially all of our direct external costs to be related to these target indications.

The timing and costs to complete the successful clinical development of FOLOTYN for additional indications is highly uncertain, and therefore difficult to estimate. The lengthy process of seeking regulatory approvals for additional indications, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources.  Clinical development timelines, likelihood of success and total costs vary widely and are impacted by a variety of factors, including those discussed in the “Risk Factors” section of Part I, Item 1A above.  Because of these risks and uncertainties, we cannot predict whether or when we will successfully complete the development of FOLOTYN for any additional indications or the ultimate costs of such efforts.  Additional information regarding the nature of our efforts and steps we believe will be necessary to complete the development of FOLOTYN for additional indications and to obtain additional regulatory approvals is set forth under the heading “FDA Approval Process” in Item 1 above.”

Form 10-Q for the Quarterly Period Ended September 30, 2011

8. Mundipharma Agreements, page 14

8. We understand from your response to Comment 7 in the Previous Letter that you are accounting for certain of the milestones as contingent consideration and not under the milestone method.  However, this does not alleviate the request to provide proposed disclosures of the milestones and we believe that disclosure should still be made of the milestones.  Please provide us proposed disclosure to be included in future periodic reports for each category of milestones (clinical, regulatory or commercial) under the Mundipharma agreements.

The Company respectfully proposes that the following revised disclosure (new text has emphasis added and deleted text struck compared to the Form 10-Q for the Quarterly Period Ended September 30, 2011 text) be included in the 2011 Annual Report and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

“In May 2011, we entered into a strategic collaboration agreement to co-develop FOLOTYN with Mundipharma.  Under the agreement, or the Mundipharma Collaboration Agreement, we retain full commercialization rights for FOLOTYN in the United States and Canada, with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries in the world, or the Mundipharma territories.  Under the Mundipharma Collaboration Agreement, we received an upfront payment of $50.0 million and may receive potential regulatory milestone payments of up to $21.5 million and commercial progress- and sales-dependent milestone payments of up to $~~310.5 million.  Included in the $310.5 million in potential milestone payments are potential $14.5 million and $10.0 million milestone payments related to obtaining conditional approval of FOLOTYN and first reimbursable commercial sale in the third major market in the European Union, respectively, which may be obtained in 2012.~~289.0 million.  Of the $310.5 million in total potential milestone payments, we have determined that any regulatory milestone payments that may become due upon approval of FOLOTYN by ~~certain~~ regulatory agencies ~~and sales-dependent milestone payments will be deemed substantive milestones~~other than in the European Union, and all commercial milestone payments are contingent consideration and will be accounted for as revenue in the period in which the respective revenue recognition criteria are met.  Included in the $21.5 million of potential regulatory milestone payments is a $14.5 million milestone payment related to obtaining conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in the European Union, which is deemed to be a substantive milestone given the ongoing regulatory services we provided related to the underlying MAA and will be accounted for as revenue in the period in which the milestone is achieved~~.  We are also entitled to receive tiered double-digit royalties based on net sales of FOLOTYN within Mundipharma’s licensed territories.~~, which may occur in 2012.  The remaining $296.0 million in total potential milestone payments are not deemed to be substantive for accounting purposes and will be recognized when the appropriate revenue recognition criteria have been met.  In the event we obtain first reimbursable commercial sale in the third major market in the European Union, we would receive a potential milestone from Mundipharma of $10.0 million, which is included in the $289.0 million of commercial milestone payments discussed above.”

*        *       *

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 426-6262 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ David C. Clark

David C. Clark
Vice President, Finance and Treasurer

cc.	Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)
James Wilson (Ernst & Young, LLP)
Brent D. Fassett, Esq. (Cooley LLP)